

April 28, 2015

<u>Via E-mail</u>
Stephen W. Beard
General Counsel & Chief Administrative Officer
Heidrick & Struggles International, Inc.
233 South Wacker Drive, Suite 4900
Chicago, Illinois

     **Re: Heidrick & Struggles International, Inc.
           Form PRE 14A
           Filed April 3, 2015
           File No. 000-25837**

Dear Mr. Beard:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                               Sincerely,

                               /s/ Sara von Althann

                               Sara von Althann
                               Attorney-Advisor